UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 9)*

                               Cutter & Buck, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232217109
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------            --------------           -----------------
CUSIP NO. 232217109                 SCHEDULE 13D/A           PAGE 2 OF 6 PAGES
------------------------            --------------           -----------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             -0-
                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 1,423,140
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  -0-
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             1,423,140
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,423,140
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------            --------------           -----------------
CUSIP NO. 232217109                 SCHEDULE 13D/A           PAGE 3 OF 6 PAGES
------------------------            --------------           -----------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             -0-
                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 1,423,140
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  -0-
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             1,423,140
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,423,140
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------            --------------           -----------------
CUSIP NO. 232217109                 SCHEDULE 13D/A           PAGE 4 OF 6 PAGES
------------------------            --------------           -----------------

The Schedule 13D filed on July 21, 2004 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, no par value (the "Shares"), of Cutter & Buck Inc. (the "Issuer"), as amended by Amendment No. 1 filed on August 5, 2004, Amendment No. 2 filed on September 8, 2004, Amendment No. 3 filed on December 20, 2004, Amendment No. 4 filed on May 10, 2005, Amendment No. 5 filed on July 21, 2005, Amendment No. 6 filed on August 17, 2005, Amendment No. 7 filed on September 12, 2005 and Amendment No. 8 filed on June 21, 2006, is hereby further amended as set forth below by this Amendment No. 9.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

     Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $16,365,394 was paid to acquire such Shares.

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On August 18, 2006, pursuant to discussions between representatives of the Issuer and representatives of the Reporting Persons, the Issuer notified the Reporting Persons of its decision to include David A. Lorber, a Director and Senior Investment Analyst at Pirate Capital, amongst the Issuer's eight nominees for election as directors at the Issuer's 2006 annual meeting of shareholders (the "Annual Meeting"). Concurrently, the Issuer also notified the Reporting Persons of its decision to include Thomas O'Riordan, an industry expert recommended to it by the Reporting Persons and considered by the Governance Committee of the Issuer, amongst the Issuer's eight nominees for election as directors at the Annual Meeting. Mr. O'Riordan is a consultant to the footwear, apparel and sporting goods industries and was recently a senior executive and director with Fila. Mr O'Riordan is also a member of the Board of Directors of Innovo Group, a publicly traded apparel company.

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CUSIP NO. 232217109                 SCHEDULE 13D/A           PAGE 5 OF 6 PAGES
------------------------            --------------           -----------------

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

     (a) The Reporting Persons beneficially own 1,423,140 Shares, constituting approximately 13.5% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 10,531,535 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed on June 30, 2006.

     (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 394,358 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,028,782 Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,423,140 Shares.

     (c) The following transactions in the Shares were effected by the Reporting Persons in the last 60 days. All of the Shares were purchased in open market transactions.*

Jolly Roger Offshore Fund LTD

Trade Date                Shares Purchased (Sold)           Price per Share ($)
----------                ----------------                  ---------------
6/28/2006                       20,202                           10.98
6/29/2006                          100                           11.15
7/12/2006                       25,000                           11.00

* The number of Shares beneficially owned by the Reporting Persons decreased by 165,277 as of August 9, 2006 due to the termination of the investment advisory agreement with respect to Mint Master Fund LTD.

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CUSIP NO. 232217109                 SCHEDULE 13D/A           PAGE 6 OF 6 PAGES
------------------------            --------------           -----------------


                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2006


                                      PIRATE CAPITAL LLC


                                      By: /s/ Thomas R. Hudson Jr.
                                          ---------------------------
                                          Name:  Thomas R. Hudson Jr.
                                          Title: Managing Manager


                                      /s/ Thomas R. Hudson Jr.
                                      -------------------------------
                                      Thomas R. Hudson Jr.